EXHIBIT 4.1

AMENDMENT TO

 RIGHTS AGREEMENT

AMENDMENT, dated as of August 17, 2011 (this “Amendment”), to the Rights Agreement, dated as of November 4, 2005, as amended January 9, 2009, and as may be further amended, modified, supplemented or restated (the “Rights Agreement”), between Codorus Valley Bancorp, Inc., a Pennsylvania corporation (the “Company”), and Wells Fargo Bank, N.A., a national banking association (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement.

WHEREAS, the Secretary of the Treasury (the “Treasury”) and the Company contemplate entering into a Small Business Lending Fund - Securities Purchase Agreement pursuant to which the Treasury will purchase from the Company shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B, par value $2.50 per share, of the Company.

WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement subject to the terms of the Rights Agreement.

WHEREAS, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing and the Company and the Rights Agent desire to evidence such amendment in writing.

WHEREAS, all acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

Accordingly, the parties agree as follows:

Section 1. Amendment of Section 1.  Section 1 of the Rights Agreement is supplemented to add the following definitions in the appropriate locations:

“Repurchase Agreement” shall mean that certain letter agreement, dated August 18, 2011, by and between the Company and the Investor.

“SBLF” shall mean Small Business Lending Fund of the Treasury.

“SBLF Transaction” shall mean (x) the issuance to the Treasury of 25,000 shares of Senior Non- Cumulative Perpetual Preferred Stock, Series B, $2,50 par value, of the Company, and (y) the redemption of the 16,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $2.50 per share of the Company issued to the Investor pursuant to the Letter Agreement.

“Purchase Agreement” shall mean the Small Business Lending Fund - Securities Purchase Agreement, dated August 18, 2011, by and between the Company and the Treasury.

“Treasury” shall mean the Secretary of the United States Department of the Treasury.

Section 2.  Amendment of the definition of “Acquiring Person”.  The definition of “Acquiring Person” in Section 1 of the Rights Agreement is amended by adding the following sentence at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, neither the Treasury nor any of its Affiliates or Associates shall be deemed to be an Acquiring Person solely as a result of (i) the execution of the Purchase Agreement or (ii) the consummation of the SBLF Transaction or any other transaction contemplated by the Purchase Agreement or the Repurchase Agreement.”

Section 3. Amendment of the definition of “Stock Acquisition Date”.  The definition of “Stock Acquisition Date” in Section 1 of the Rights Agreement is amended by adding the following sentence at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, a Stock Acquisition Date shall not be deemed to have occurred solely as the result of (i) the execution of the Purchase Agreement or the Repurchase Agreement or (ii) the consummation of the SBLF Transaction or any other transaction contemplated by the Purchase Agreement or the Repurchase Agreement.”

Section 4. Amendment of definition of “Distribution Date”.  The definition of “Distribution Date” in Section 1 of the Rights Agreement is amended by adding the following sentence at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely as the result of (i) the execution of the Purchase Agreement or the Repurchase Agreement or (ii) the consummation of the SBLF Transaction or any other transaction contemplated by the Purchase Agreement or the Repurchase Agreement.”

Section 5. Amendment of Section 29.  Section 29 of the Rights Agreement is amended by adding the following sentence at the end thereof:

“Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement by virtue of (i) the execution of the Purchase Agreement or the Repurchase Agreement or (ii) the consummation of the SBLF Transaction or any other transaction contemplated by the Purchase Agreement or the Repurchase Agreement.”

Section 6. Effectiveness.  This Amendment shall be deemed effective as of the date first written above, as if executed on such date.  Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

Section 7. Miscellaneous.  This Amendment shall be deemed to be a contract made under the laws of the Commonwealth of Pennsylvania and for all purposes shall be governed by and construed in accordance with the laws of such Commonwealth applicable to contracts to be made and performed entirely within such Commonwealth.  This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

Attest:	CODORUS VALLEY BANCORP, INC.

By: /s/ Harry R. Swift	By: /s/ Larry J. Miller
Name: Harry R. Swift	Name: Larry J. Miller
Title: Secretary	Title: President and Chief Executive Officer

Attest:	WELLS FARGO BANK, N.A.

By: /s/ Barbara M. Novak	By: /s/ Suzanne M. Swits
Name: Barbara M. Novak	Name: Suzanne M. Swits
Title: Assistant Secretary	Title: Vice President